Apollo Hospitals
CHENNAI
touching lives

[redacted]

08003658

Date: June 24, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL

Dear Sir,

Sub: Board Meeting decisions – Reg.

Ref: Information under Rule 12g3-2(b) – File No. 82-34893

Further to our letter dated 9th June 2008, the Board of Directors at its meeting held on 24th June 2008 has taken the following decisions.

1. Approved the Audited Accounts of the Company for the year ended 31st March 2008 as per annexure enclosed.

2. Approved the Audited Consolidated Accounts of the Company for the year ended 31st March 2008 as per annexure enclosed.

3. Recommended a dividend of Rs. 6.00 per share (60%) on the equity capital of the Company.

4. The Register of Members and Share Transfer Registers shall remain closed from **13th August 2008 to 28th August 2008 (both days inclusive)**. Dividend shall be paid to the members whose names are appearing in the Register of members on the closing hours of business on 12th August 2008.

PROCESSED
JUL 10 2008
THOMSON REUTERS

IS/ISO 9001 : 2000

5. The Annual General Meeting of the Company is scheduled to be held on 28th August 2008 at Kamaraj Arangam, No. 492 Mount Road, Chennai – 6.

6. Approved in-principle for issue of :-

   a) Warrants not exceeding 58,68,000 convertible into equity shares to the Promoters/Promoter group.

   b) 758,000 equity shares/warrants convertible into equity shares to Apax Mauritius FDI One Limited

   c) Authorised the committee to decide on the actual No. of warrants and equity shares and the timing for issue of the same in accordance with the then existing SEBI guidelines and other applicable regulations.

Please take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Audited Financial Results for the Quarter / Year ended 31st March 2008

(Rs.in Mio)

Sno	Particulars	Quarter Ended		Year Ended	
		Audited	Audited	Audited	Audited
		31.03.2008	31.03.2007	31.03.2008	31.3.2007
1	Income from Services	3040	2334	11238	8910
2	Other Income	78	34	262	85
3	Total Income (1+2)	3118	2368	11500	8995
4	Expenditure				
	(a) Increase/Decrease in Stock in trade	-	-	-	-
	(b) Material consumption	1595	1206	5817	4551
	(c) Employees Cost	485	334	1685	1278
	(d) Depreciation	102	83	367	308
	(e) Other expenditure	100	91	399	365
	(f) General Administrative Expenses	434	350	1444	1202
	(g) Selling and Distribution Expenses	33	34	138	96
	Total Expenditure	2749	2098	9850	7800
5	Interest	50	45	199	164
6	Profit (+)/Loss(-) from Ordinary Activities before tax (3) - (4+5)	319	225	1451	1031
7	Provision for Taxation				
	Current	72	33	381	288
	Previous	13	33	13	33
	Deferred	7	7	19	20
	Fringe Benefit tax	8	5	20	14
8	Net Profit (+) / Loss (-) from Ordinary Activities after tax (6-7)	219	147	1018	676
9	Extraordinary Item (Profit on sale of equity held in The Lanka Hospitals Corporation Ltd)	-	-	0	325
10	Net Profit (+) / Loss (-) for the period (8+9)	219	147	1018	1001
11	Paid-up equity share capital (Face value Rs.10/- per share)	586	516	586	516
12	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year			11793	7017
13	EPS for the period for the year to date and for previous year				
	Before Extraordinary Item				
	Basic	*3.74	*3.01	18.61	13.26
	Diluted	*3.54	*2.79	17.88	13.04
	After Extraordinary Item				
	Basic	*3.74	*3.08	18.61	19.63
	Diluted	*3.54	*2.77	17.88	19.32
14	Total Public Shareholding (##)				
	(a) Number of Shares	37,705,561	29,942,892	37,705,561	29,942,892
	(b) Percentage of Shareholding	64.25	57.99	64.25	57.99

* Not Annualised

\## Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by Promoters and Global Depositary Receipt Holders)

Place : Chennai
Date : 24th June 2008

For APOLLO HOSPITALS ENTERPRISE LTD.

PREETHA REDDY
Managing Director

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter / Year ended 31st March 2008

(Rs in Mio)

Particulars	Quarter Ended		Year Ended	
	Audited	Audited	Audited	Audited
	31.03.2008	31.03.2007	31.03.2008	31.03.2007
1.Segment Revenue (Net Sales / Income from each segment)				
a) Healthcare Services	2427	*2334	9219	7598
b) Pharmacy	613	0	2020	1313
c) Others	78	34	262	85
SUB - TOTAL	3118	2368	11501	8996
Add: Extraordinary Item (Profit on sale of equity shares held in The Lanka Hospitals Corporation Ltd)				325
Less : Intersegmental Revenue	–	–	1	1
Net Sales / Income from Operations	3118	2368	11500	9320
2. Segment Results (profit (+) / loss (-) before Tax and Interest from each segment)				
a) Healthcare Services	332	246	1476	1121
b) Pharmacy	(41)	0	(88)	(11)
c) Others	78	24	262	85
d) Profit on sale of equity shares held in The Lanka Hospitals Corporation Ltd	-	-	-	325
SUB - TOTAL	369	270	1650	1520
Less : (i)Interest (Net)	50	45	199	164
(ii) Other un-allocable expenditure net of un-allocable income	–	–	–	–
Profit Before Tax	319	225	1451	1356
3. Capital Employed (Segment Assets-Segment Liabilities)				
a) Healthcare Services	9322	6833	9322	6833
b) Pharmacy	882	382	882	382
c) Others	5230	1752	5230	1752
TOTAL	15434	8967	15434	8967

* includes income from Pharmacy Segment

Notes :

1 The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 24th June 2008.

2 Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for the quarter ended 31st Mar, 2008

No. of Complaints (Nature of Complaints : Non receipt of share certificates, Dividend, Annual Report etc)			
Pending as on 31st December 2007	Recd during the quarter	Disposed off during the quarter	Lying unresolved as on 31/03/2008
Nil	32	32	Nil

3 The Board has been recommended a dividend of Rs. 6.00 Per share (60%) for the financial year 2007-08

Previous quarter/period's figures have been regrouped/rearranged.

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED
PREETHA REDDY
MANAGING DIRECTOR

Apollo Hospitals Enterprise Limited

Regd. Office: No.19 Bishop Gardens, Raja Annamalaipuram

Chennai - 600 028

Audited Consolidated Financial Results for the Year ended 31st March 2008

(Rs. in Mio)

S.NO.	PARTICULARS	Year Ended 31.03.2008 (Audited)	Year Ended 31.03.2007 (Audited)
1	Net Sales/Income from Operations	12147	9495
2	Other Income	253	71
	Total Income	**12400**	**9566**
3	Total Expenditure		
a	Increase/Decrease in stock trade	-	-
b	Consumption of raw materials	6059	4709
c	Staff cost	1944	1422
d	Other expenditure	471	389
e.	General Administrative Expenses	1626	1313
f.	Selling and Distribution Expenses	189	114
4	Interest	382	270
5	Depreciation & Amortization	540	435
6	**Profit (+)/Loss (-) before extraordinary item and tax (1+2-3-4-5)**	**1189**	**914**
7	**Extraordinary Item ((Profit / Loss on sale of investment)**	-	310
8	**Profit (+)/Loss(-) before tax (6+7)**	**1189**	**1224**
9	Provision for taxation		
	Current	385	291
	Previous	13	33
	Deferred Tax Liability	19	34
	Deferred Tax Asset	(67)	(48)
	Fringe Benefit Tax	24	16
10	**Profit Before Minority Interest (8-9)**	**815**	**898**
11	Minority Interest	(39)	0
12	Share in Associates	(83)	55
13	**Profit attributable to group**	**771**	**953**
14	Paid-up equity share capital	586	516
	(Face Value : Rs.10/- per share)		
15	Basic and diluted EPS for the period		
	Before Extraordinary Item		
	Basic	14.10	12.64
	Diluted	13.54	12.44
	After Extraordinary Item		
	Basic	14.10	18.72
	Diluted	13.54	18.42

Notes

1 The above financial results were reviewed by the Audit Committee of the Board and approved by the Board of Directors at its meeting held on 24th June 2008

2 The figures for the previous year are regrouped and reclassified wherever necessary

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED

PREETHA REDDY
MANAGING DIRECTOR

Place : Chennai
Date : 24th June 2008

END